UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                         TAITRON COMPONENTS INCORPORATED
                         -------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    874028103
                                 --------------
                                 (CUSIP Number)

                                December 31, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)

[_]   Rule 13d-1(c)

[x]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 874028103

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 1.                           Names of Reporting Persons.
                              I.R.S. Identification Nos. of above
                                     persons (entities only).
                                     Stewart Wang

----------------------------  --------------------------------------------------
 2.                           Check the Appropriate Box if a Member of a Group
                              (See Instructions)
                              (a) |_|
                              (b) |_|

----------------------------  --------------------------------------------------
 3. SEC Use Only

----------------------------  --------------------------------------------------
 4.                           Citizenship or Place of Organization
                                United States of America

--------------------------------------------------------------------------------
                              5. Sole Voting Power
    NUMBER OF                      1,040,327**
      SHARES                  --------------------------------------------------
   BENEFICIALLY               6. Shared Voting Power
     OWNED BY                 --------------------------------------------------
       EACH                   7. Sole Dispositive Power
    REPORTING                      1,040,327**
      PERSON                  --------------------------------------------------
       WITH                   8. Shared Dispositive Power

----------------------------  --------------------------------------------------
 9.                           Aggregate Amount Beneficially Owned by Each
                                Reporting Person
                                  1,040,327 **

----------------------------  --------------------------------------------------
10.                           Check if the Aggregate Amount in Row (9) Excludes
                                Certain Shares (See Instructions) |_|

----------------------------  --------------------------------------------------
11.                           Percent of Class Represented by Amount in Row (9)
                                22.06%

----------------------------  --------------------------------------------------
12.                           Type of Reporting Person (See Instructions)

                                   IN

----------------------------  --------------------------------------------------

** Includes 762,612 shares of Class A Common Stock issuable upon conversion of 762,612 shares of Class B Common Stock owned by Mr. Wang; 22,923 shares of Class A Common Stock owned by Mr. Wang's spouse; 50,959 shares owned by 401(k) trust; and 203,833 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable. The Class B Common Stock is identical in all material respects with the Class A Common Stock, except that it carries 10 votes per share as compared to 1 vote per share.

Item 1.     (a)   Name of Issuer: Taitron Components Incorporated

            (b)   Address of Issuer's Principal Executive Offices:
                  28040 West Harrison Parkway
                  Valencia, California  91355

Item 2.     (a)   Name of Person Filing: Stewart Wang

            (b)   Address of Principal Business Office or, if none, Residence:
                  28040 West Harrison Parkway
                  Valencia, California 91355

            (c)   Citizenship: United States of America

            (d) Title of Class of Securities: Class A Common Stock, par value $0.001 per share

            (e)   CUSIP Number: 874028103

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

            (a)  |_|    Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).

            (b)  |_|    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

            (c)  |_|    Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

            (d)  |_|    Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)  |_|    An investment adviser in accordance with
                        ss.240.13d-1(b)(1)(ii)(E);

            (f)  |_|    An employee benefit plan or endowment fund in accordance
                        with ss.240.13d-1(b)(1)(ii)(F);

            (g)  |_|    A parent holding company or control person in accordance
                        with ss.240.13d-1(b)(ii)(G);

            (h)  |_|    A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)  |_|    A church plan that is excluded from the definition of an
                        investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)  |_|    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            (a)   Amount beneficially owned: 1,040,327 **

            (b)   Percent of class: 22.06%

            (c)   Number of shares as to which the person has:
                    (i) Sole power to vote or to direct the vote: 1,040,327**
                    (ii) Shared power to vote or to direct the vote: 1,040,327**
                    (iii) Sole power to dispose or to direct the disposition of:
                          1,040,327**
                    (iv) Shared power to dispose or to direct the disposition
                          of: 1,040,327 **

Item 5.     Ownership of Five Percent or Less of a Class.
            Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
            Not Applicable

Item 8.     Identification and Classification of Members of the Group.
            Not Applicable

Item 9.     Notice of Dissolution of Group.
            Not Applicable

Item 10.    Certification.
            Not Applicable

** Includes 762,612 shares of Class A Common Stock issuable upon conversion of 762,612 shares of Class B Common Stock owned by Mr. Wang; 22,923 shares of Class A Common Stock owned by Mr. Wang's spouse; 50,959 shares owned by 401(k) trust; and 203,833 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable. The Class B Common Stock is identical in all material respects with the Class A Common Stock, except that it carries 10 votes per share as compared to 1 vote per share.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2007
                            ----------------------------------------------------
                                                    (Date)

                                               /s/ Stewart Wang
                            ----------------------------------------------------
                                                  (Signature)

                            Stewart Wang / President and Chief Executive Officer
                            ----------------------------------------------------
                                                 (Name/Title)